UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP ANNOUNCES THE RESULTS OF ITS TENDER OFFER

ON THE SHARES OF ALFA-BETA VASSILOPOULOS

BRUSSELS, Belgium – July 13, 2009 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it will hold, through its wholly-owned subsidiary Delhaize “The Lion” Nederland B.V. (“Delned”), a 89.56% interest in its Greek subsidiary Alfa-Beta Vassilopoulos (“Alfa-Beta”) upon settlement of the tender offer launched on Alfa-Beta’s shares on May 18, 2009. Prior to the tender offer Delhaize Group owned 8 310 614 shares or 65.27% of the voting rights of Alfa-Beta.

Pierre-Olivier Beckers, President and CEO of Delhaize Group, commented: “We are more than happy with the success of the tender offer during which we could increase our shareholding by almost 25%. These results give Delhaize Group the necessary flexibility for its plans for the future of Alfa-Beta.”

On May 18, 2009, Delhaize Group announced that Delned had filed with the Hellenic Capital Market Commission (“CMC”) a voluntary tender offer for all the outstanding shares of Alfa-Beta not owned by Delned at a price of EUR 30.50 per Alfa-Beta share. On June 29, 2009, the offer price was increased to EUR 34.00 per share.

During the acceptance period, which started on June 12, 2009 and ended on July 9, 2009, shareholders of Alfa-Beta tendered 2 680 324 shares in total, representing approximately 21.05% of the Alfa-Beta’s voting rights. In addition, from the date of the tender offer until the end of the acceptance period, Delned purchased through the Athens Exchange 406 519 shares representing approximately 3.19% of Alfa-Beta’s voting rights. Since the end of the acceptance period, Delned has bought an additional 5 981 shares. As a result, upon settlement of such purchases, Delhaize Group, through its wholly-owned subsidiary Delned, will hold 11 403 438 shares representing approximately 89.56% of Alfa-Beta’s voting rights.

All Alfa-Beta shares validly tendered before the end of the acceptance period will be entitled to receive the increased tender offer price of EUR 34.00 per share (minus applicable taxes). The payment of the tender price to holders who have validly tendered their shares will begin on July 17, 2009.

Please consult the website of the Athens Exchange (www.athex.gr) for the formal announcement regarding the results of the tender offer.

Alfa-Beta is a Greek food retail company which was established in 1969. At the end of the first quarter of 2009, Alfa-Beta’s sales network consisted of 199 stores (of which 151 company-operated, 38 affiliated stores and 10 Cash-and-Carry stores). In 2008, Alfa-Beta’s consolidated revenues amounted to approximately EUR 1 337 million and its net consolidated profit to approximately EUR 32.7 million. At the end of 2008, Alfa-Beta employed 7 612 people. Alfa-Beta has been listed on the Athens Exchange (BASIK) since 1990.

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of the first quarter of 2009, Delhaize Group’s sales network consisted of 2 670 stores. In 2008, Delhaize Group posted EUR 19 billion in revenues and EUR 467 million in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website

http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Disclaimers

This press release is not an offer to purchase any of Alfa-Beta’s common registered shares. The tender offer referred to above was made pursuant to the terms of an information circular as revised by Delned’s announcement of the increased offer price.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 14, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President